JOSEPH GUNNAR & CO., L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

JOSEPH GUNNAR & CO., L.L.C.

CONTENTS

December 31, 2023

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of Joseph Gunnar & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Joseph Gunnar & Co., LLC (the "Company") as of December 31, 2023, and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 28, 2024

JOSEPH GUNNAR & CO., L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

Assets	
Cash and cash equivalents	$ 580,996
Restricted cash - clearing deposit	250,000
Due from clearing broker	1,691,950
Accounts receivable	73,980
Due from registered representatives	116,968
Prepaid expenses and other assets	187,748
Right-of-use assets, net	3,033,621
Property and equipment, net	1,623,493
Security deposits	102,250
Total assets	$ 7,661,006
Liabilities and Member's Equity	
Liabilities:	
Commissions payable	$ 632,292
Accounts payable and accrued expenses	959,046
Deferred revenue	42,824
Lease liabilities	3,387,519
Total liabilities	5,021,681
Lease commitments and contingencies (Note 6)	
Member's equity	2,639,325
Total liabilities and member's equity	$ 7,661,006

See accompanying notes.

NOTES TO FINANCIAL STATEMENT

December 31, 2023

1.   Description of Business and Organization

Joseph Gunnar & Co., L.L.C. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also an SEC registered investment adviser. The Company is wholly-owned by Joseph Gunnar Holding Co., LLC ("JGH").

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(ii) and Footnote 74 of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company places its cash with major financial institutions, which at times may be in excess of the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 per depositor per insured bank. At December 31, 2023, deposits in excess of the insured limit were approximately $331,000.

Restricted Cash

Restricted cash consists of contractually restricted account balances held at the Company's clearing brokers. The Company accounts for restricted cash based upon Accounting Standards Update (ASU) 2016-18. Accordingly, the cash balances in the accompanying statement of cash flows include those amounts that are deemed to be restricted cash.

Property and Equipment

Depreciation of equipment is provided on a straight-line basis over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Leases

The Company accounts for leases under ASC 842 – *Leases*, which requires the recordation of a right-of-use asset and related lease liability on the statement of financial condition. Such amounts are based on the net present value of future lease obligations, using an incremental borrowing rate to determine the Company's effective cost of capital (see Note 6).

Income Taxes

The Company's parent, JGH, has elected to be treated as a partnership for federal, state, and local tax purposes and is responsible for New York City Unincorporated Business Taxes.

Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740-10, *Income Taxes*, clarifies the accounting for uncertainty in income taxes recognized in a company's financial statement, by prescribing a minimum recognition threshold in which the company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position, before being recognized in the financial statement. As of December 31, 2023, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statement.

In 2021 and 2022, the Company made the optional New York State Pass-Through Entity Tax (PTET) Annual Election. This election allows the Company to pay an entity level state tax on income, which in turn becomes a federal tax deduction for the Company and reduces the Company's ultimate members' federal tax liability. In 2023, the Company did not make the optional election.

3.   Due From Clearing Broker

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the Company's securities and cash balances. These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing broker. The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in its custody.

The clearing agreement requires the Company to maintain a $250,000 deposit with the clearing broker, which is included in restricted cash - clearing deposit on the accompanying statement of financial condition.

NOTES TO FINANCIAL STATEMENT

December 31, 2023

4. Due From Registered Representatives

Due from registered representatives represents amounts advanced to registered representatives as incentives. The unsecured loans are non-interest-bearing and have no specific repayment terms. The loans are amortized over the lives of the loans and included as compensation to the respective registered representatives. The loans are completely forgiven once the registered representatives have met their length of service obligations. If a registered representative fails to meet the requirement and is terminated, the balance will be evaluated by management to determine collectability. Additionally, the Company from time to time makes short-term advances to registered representatives. The balance of the loans and advances receivable at December 31, 2023, was $116,968, as reflected on the statement of financial condition. The Company has not taken a reserve for possible write-downs of the unsecured balance.

5. Property and Equipment

Property and equipment consists of the following:

Equipment, furniture and fixtures	$	1,871,196
Leasehold improvements		465,536
		2,336,732
Less accumulated depreciation and amortization		(713,239)
Property and equipment, net	$	1,623,493

6. Commitments and Contingencies

Operating Leases

The Company accounts for leases under ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the statement of financial condition using the right-of-use ("ROU") asset approach. The Company's estimated incremental borrowing rate is 6%.

The Company is obligated under two non-cancelable leases. The first is for its office facility in New York, New York expiring in 2028. The Company has a security deposit held by the landlord in the amount of $40,000, which is reflected in security deposits on the statement of financial condition.

The second non-cancelable operating lease is for an office facility in Uniondale, New York, expiring in 2032. The Company has a security deposit held by the landlord in the amount of $47,250, which is reflected in security deposits on the statement of financial condition.

NOTES TO FINANCIAL STATEMENT

December 31, 2023

The approximate minimum annual lease payments under the Company's operating lease liabilities together with their present value as of December 31, 2023 are as follows:

2024	$ 523,000
2025	556,000
2026	570,000
2027	585,000
2028 and after	1,904,000
Total payments due under operating lease liabilities	$ 4,138,000
Less discount to present value	$ (748,000)
Total operating lease liabilities	$ 3,390,000

The weighted average remaining lease term for the operating leases is approximately 6 years.

Legal Matters

From time to time, the Company may be a respondent in legal actions incidental to its securities business. These cases may allege violations of various securities rules and claim damages plus the recovery of legal fees and other costs. As of December 31, 2023, the Company does not believe that these matters will have a material adverse effect on the Company's financial condition.

7. Fair Value Measurements

FASB ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in inactive markets;

NOTES TO FINANCIAL STATEMENT

December 31, 2023

- inputs other than quoted prices that are observable for the asset or liability;

- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

Investments in equity securities including warrants: Investments in equity securities that are classified as trading securities are recorded at fair value on a recurring basis. When quoted market prices are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating and other factors such as credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on significant unobservable inputs, and in those circumstances, the Company classifies the fair value measurements of the investment securities as Level 3. Management conducted a review of its pricing vendor to validate that the inputs used in that vendor's pricing process are deemed to be market observable or unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statement are reasonable and are appropriately classified in the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. At December 31, 2023, there were no material investments owned.

Significant increases (decreases) in any of the above unobservable inputs would result in significantly lower (higher) fair value measurements. Due to the nature of these investments, current economic conditions, including the volatility of the financial markets, the general level of interest rates, and the general business climate affecting operations of the investees, will impact the fair values of these investments.

The significant unobservable input used in the fair value measurement of the Company's warrant revenue and compensation is the volatility factor in the binomial lattice model and was based on the average monthly volatility of selected peer companies. Increases (decreases) of this input in isolation could result in a lower (higher) fair value measurement.

8.   Related Party Transactions

During 2023, the Company acted as placement agent to the Buttonwood Alpha, Buttonwood Horizon, and Buttonwood Select Opportunities Funds (the "Funds"). Certain members of the Parent own Buttonwood Select Opportunities Management Associates, LLC ("BSOMA"), the manager of the Funds.

During 2023, the Company provided Buttonwood Group Advisors ("BGA") with certain facilities and administrative services under an expense-sharing agreement. Certain members of the Parent own BGA, the investment subadvisor to BSOMA. At December 31, 2023, BGA owed the Company $72,654.

9.   Financial Instruments With Off-Balance-Sheet Risk

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

10. 401(k) Plan

The Company offers a 401(k) retirement plan which allows eligible employees to allocate up to 15% of their pre-tax earnings to the plan. The Company, under its safe harbor plan, contributes 3% of gross earnings to the plan for eligible non-highly compensated employees.

11. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had regulatory net capital of $526,047 which exceeded its requirement of $132,537 by $393,510. The ratio of aggregate indebtedness to net capital was 3.78 to l.

NOTES TO FINANCIAL STATEMENT

December 31, 2023

12. **Subsequent Events**

The Company has evaluated its subsequent events through the date that the accompanying financial statement was available to be issued. There were no subsequent events requiring disclosure.